                        CORPORATE PROPERTY ASSOCIATES 15
                                  INCORPORATED

                     SUPPLEMENT DATED DECEMBER 21, 2001 TO
                       PROSPECTUS DATED NOVEMBER 7, 2001
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                     DESCRIPTION OF THE PROPERTIES (PAGE 2)

     This section sets forth information on Corporate Property Associates 15 Incorporated's ("CPA(R):15") acquisition of various properties leased to PETsMART, Inc.

                     CORRECTION TO THE PROSPECTUS (PAGE 3)

     This section contains a corrected page A-15 to replace that page in the Prospectus.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO PETSMART, INC.

DESCRIPTION OF THE PROPERTY

  General

     On November 29, 2001, CPA(R):15 along with Corporate Property Associates 14 Incorporated ("CPA(R):14"), an affiliate, acquired and leased back 12 of PETsMART, Inc.'s ("PETsMART") retail locations and one of its distribution facilities (collectively referred to as the "facilities"). Each retail location is approximately 26,000 square feet and are located in Evanston, Illinois; Lake Mary, Florida; Boca Raton, Florida; Tallahassee, Florida; Sawgrass, Florida; Oxon Hill, Maryland; Braintree, Massachusetts; Flint, Michigan; Fridley, Minnesota; Southlake, Texas; and Dallas, Texas. All 12 of the retail locations were constructed within the past six years and are all in strong urban and suburban retail locations. The recently completed distribution facility located in Phoenix, Arizona is state of the art in all respects and serves as distribution center for all of PETsMART's operations within the Western United States.

     Initially, CPA(R):14 will have a 99.999% interest in the facilities and CPA(R):15 will have a .001% interest. CPA(R):15 has an option to purchase up to an additional 29.999% interest in the facilities. CPA(R):14 has the right to require CPA(R):15 to purchase an additional 29.999% interest in the facilities, but in no event will CPA(R):15 be required to invest in excess of 10% of the gross offering proceeds of this offering in the facilities.

  Purchase Terms

     The cost of the facilities, including the acquisition fee payable to W.P. Carey & Co. LLC ("W.P. Carey & Co.") was approximately $71,970,000 million, an amount less than the appraised value of the facilities. CPA(R):15 will pay 30% of the acquisition fee of approximately $1,799,279 to W.P. Carey & Co. if it ultimately purchases a full 30% interest in the facilities. W.P. Carey & Co. will also receive a deferred fee from CPA(R):15 of $107,956, payable in each of the next four years, but only if CPA(R):15 satisfies its preferred return.

DESCRIPTION OF THE LEASE

  General

     The facilities will be leased to PETsMART under two absolutely net leases. One lease will include all the retail locations and the other will include the distribution center. The tenant will pay maintenance, insurance, taxes and all other expenses of whatever description.

  Term

     The initial lease term for each lease is twenty-years followed by a ten-year and two five-year renewal options. The renewal options for the retail lease allow for PETsMART to make the decision to renew on a property-by-property basis.

  Rent

     The initial rent on the two leases will be approximately $7,262,750 per year, payable in advance in monthly installments of approximately $605,229. The rent will increase at the beginning of the sixth year and every fifth year thereafter, by nine percent. Rent shall escalate at 11% every five years during any renewal term.

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

DESCRIPTION OF FINANCING

     Morgan Stanley will provide first mortgage financing equal to approximately $43,125,000. The debt will have a ten year term, a 30-year amortization schedule, and carry an interest rate of 7.70%.

DESCRIPTION OF PETSMART

     PETsMART is the nation's largest pet products retailer, with more than 550 stores across North America. It also operates a major pet e-commerce site, provides several major branded catalogs, as well as affiliated websites that market supplies for pets and horses. PETsMART offers a broad line of products and services for all stages of a pet's life, including all types of pet products, as well as pet services such as veterinary care, grooming, and pet training. It offers a much broader selection of food brands and additional pet items than either grocery stores or discount chains and at a lower cost. Its selection includes a broad assortment of collars, leashes, health and beauty aids, shampoos, medications, toys, animal carriers, dog and cat furniture, a complete line of fish, birds, reptiles, small animals and their related supplies, and, in some locations appropriate to the area, equestrian supplies.

     PETsMART provides veterinary services in approximately half of its stores through a strategic partnership with Banfield, The Pet Hospital. The company actively supports the activities of local humane organizations through its in-store PETsMART Charities' Adoption Centers. Through its Adoption Center efforts, over 230,000 pets were adopted during 2000, and approximately 950,000 pets have been adopted since the program began in 1994.

     A broad range of personalized services is available in PETsMART pet salons, from toenail trimming to tooth brushing to a precision cut, shampoo and style. Pet training services range from puppy classes to advanced and private courses.

     The company carries a senior debt rating of B1. For the year ended January 28, 2001, PETsMART reported net sales of approximately $2,224,222,000, net loss of approximately $30,904,000, total assets of approximately $782,147,000 and shareholder's equity of approximately $280,579,000.

                          CORRECTION TO THE PROSPECTUS

     The following page should replace page A-15 in the Prospectus.

         [THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

                              TABLE III (12 OF 13)
                      OPERATING RESULTS OF PRIOR PROGRAMS

    Table III includes information showing the start-up and operational phase of Prior Programs, the offerings of which have been closed since December 31, 1979. This Table is designed to provide the investor with information on the financial operations of such Prior Programs. The results shown in this Table are in all cases for years ended December 31. THE INFORMATION PRESENTED IN THIS TABLE SHOULD NOT BE CONSIDERED AS INDICATIVE OF THE POSSIBLE OPERATIONS OF THE COMPANY. PURCHASERS OF THE SHARES OFFERED BY THIS PROSPECTUS WILL NOT HAVE ANY OWNERSHIP IN THE CPA(R) PROGRAMS. MORTGAGE FINANCING FOR THE CPA(R) PROGRAMS MAY HEREAFTER OCCUR WHICH WOULD MAKE AVAILABLE ADDITIONAL FUNDS FOR INVESTMENT BY SUCH PROGRAMS. ANY ADDITIONAL INVESTMENTS COULD SIGNIFICANTLY ALTER CERTAIN OF THE INFORMATION PRESENTED IN THIS TABLE.

                                                                      CPA(R):12
                                -------------------------------------------------------------------------------------
                                  1993        1994          1995           1996             1997             1998
                                --------    --------     ----------     -----------     ------------     ------------
Gross Revenues................  $  2,558    $465,327     $3,993,647     $11,433,627     $ 25,313,419     $ 34,563,142
Profit (loss) on sale of
 properties...................                                                                    --              N/A
Other.........................               554,571      1,322,990(11)   2,042,400(11)    2,086,993(11)    2,178,813
Extraordinary charge..........                                   --                                          (379,246)(13)
Write-down of property........                    --                            N/A                        (4,281,421)(14)
Less:
 Operating expenses...........     5,211     900,393      1,551,098       2,792,846        5,074,248        6,664,488
 Interest expense.............               147,256      1,260,189       3,525,774        6,499,865        8,557,890
 Depreciation.................                              390,307         947,206        3,022,683        5,160,001
 Minority Interest............                                                                                      0
Net Income (Loss) -- GAAP
 Basis........................    (2,653)    (27,751)     2,115,043       6,210,201       12,803,616       11,698,909
Taxable Income (Loss):
 -- from gain on sale.........                                                   --            6,900                0
 -- from operations...........    (2,653)    390,164      2,375,613       5,670,787       15,389,092       15,794,247
 -- from other................         0           0
 -- from extraordinary
   charge.....................                                                   --
Cash generated from
 operations...................     2,807     591,308      3,661,087       7,747,104       19,955,591       21,781,298
Cash generated from sales.....                            1,375,000(11)          --               --              N/A
Cash generated from
 refinancing..................                                                                              7,042,051
Cash generated from other.....                                                                                      0
Cash generated from
 operations, sales,
 refinancing and other........     2,807     591,308      5,036,087       7,747,104       19,955,591       28,823,349
Less: Cash distribution to
 investors:
 -- from operating cash
    flow(1)...................                            2,350,687       6,779,669       15,081,819       23,027,690
 -- from sales and
    refinancing...............                                                   --               --                0
Cash generated (deficiency)
 after cash distributions.....     2,807     591,308      2,685,400         967,435        4,873,772        5,795,659
Less: Special items...........                                                   --                                 0
Cash generated (deficiency)
 after cash distributions and
 special items................     2,807     591,308      2,685,400         967,435        4,873,772        5,795,659
Tax and Distribution Data Per
 $1000 Invested
   Federal Income Tax Results:
 Ordinary income (loss).......  $   (.13)   $  14.36     $    59.14     $     54.71     $      54.44     $      55.25
 Capital Gain.................                                                                   .02                0
 Other........................                                                                     0            16.00
Cash Distributions to
 Investors:
 Source (on GAAP basis):
 -- Investment income.........                           $    52.66     $     59.91     $      45.30     $      40.92
 -- Return of capital.........                                 5.87            5.49             8.06            39.63
 Source (on cash basis):
 -- Sales.....................                                                                                      0
 -- Refinancing...............                                                                                      0
 -- Operations................                                58.53           65.40            53.36            80.55
Amount (in percentage terms)
 remaining invested in program
 properties at the end of the
 last year reported in the
 Table (original total
 acquisition cost of
 properties retained divided
 by original total acquisition
 cost of all properties in
 program).....................       N/A         N/A            N/A             N/A              N/A              N/A

                                         CPA(R):12
                                ---------------------------
                                   1999            2000
                                -----------     -----------
Gross Revenues................  $39,276,440     $44,926,537
Profit (loss) on sale of
 properties...................    2,308,555(16)   2,440,282(20)
Other.........................    4,126,251(11)   7,977,028(11)
Extraordinary charge..........            0               0
Write-down of property........            0               0
Less:
 Operating expenses...........    8,339,460      10,020,648
 Interest expense.............    9,975,624      11,734,403
 Depreciation.................    6,481,995       7,373,672
 Minority Interest............    1,043,103       1,205,530
Net Income (Loss) -- GAAP
 Basis........................   19,871,064      25,009,594
Taxable Income (Loss):
 -- from gain on sale.........    2,504,878               0
 -- from operations...........   16,141,523      22,957,569
 -- from other................                            0
 -- from extraordinary
   charge.....................            0
Cash generated from
 operations...................   28,032,433      30,782,407
Cash generated from sales.....    1,767,389(16)  15,751,800
Cash generated from
 refinancing..................            0
Cash generated from other.....            0
Cash generated from
 operations, sales,
 refinancing and other........   29,799,822      46,534,207
Less: Cash distribution to
 investors:
 -- from operating cash
    flow(1)...................   23,267,781      23,435,295
 -- from sales and
    refinancing...............            0               0
Cash generated (deficiency)
 after cash distributions.....    6,532,041      23,098,912
Less: Special items...........            0               0
Cash generated (deficiency)
 after cash distributions and
 special items................    6,532,041      23,098,912
Tax and Distribution Data Per
 $1000 Invested
   Federal Income Tax Results:
 Ordinary income (loss).......  $     56.00     $     76.00
 Capital Gain.................         9.00            4.00
 Other........................                         2.00
Cash Distributions to
 Investors:
 Source (on GAAP basis):
 -- Investment income.........  $     65.00           80.00
 -- Return of capital.........        16.00            2.00
 Source (on cash basis):
 -- Sales.....................            0               0
 -- Refinancing...............            0               0
 -- Operations................        81.00           82.00
Amount (in percentage terms)
 remaining invested in program
 properties at the end of the
 last year reported in the
 Table (original total
 acquisition cost of
 properties retained divided
 by original total acquisition
 cost of all properties in
 program).....................          100%          97.23

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